Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2010 AND 2009

(AMOUNTS IN CANADIAN DOLLARS)

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)
	September 30,	December 31,
	2010	2009
	(Unaudited)
ASSETS

CURRENT
Cash	$18	$226
Accounts receivable	84	253
Deposits and prepaid expenses	39	35
	141	514
INVESTMENT IN SOUTHCORE (Note 3)	-	544
CAPITAL ASSETS	30	47
	$171	$1,105

LIABILITIES

CURRENT
Accounts payable	$533	$331
Accrued liabilities	299	161
Deferred revenue	59	27
Notes payable (Note 4)	271	156
	1,162	675
SECURED SUBORDINATED NOTES (Note 5)	512	446
	1,674	1,121

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 6)	110,301	110,238
Contributed surplus (Note 7)	3,462	3,071
Warrants (Note 8)	675	492
Stock options (Note 9)	1,662	1,425
Conversion feature on secured subordinated notes (Note 5)	667	779
Deficit	(118,270)	(116,021)
	(1,503)	(16)
	$171	$1,105
Going concern (Note 2)
Subsequent event (Note 14)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

2

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Revenues (Note 10)	$140	$213	$444	$580
Operating expenses:
General and administrative	315	328	1,055	927
Customer service and technology	174	191	550	545
Sales and marketing	41	55	133	125
Stock-based compensation	81	5	240	92
Depreciation	5	7	16	23
Total operating expenses	616	586	1,994	1,712
Loss before the under-noted	(476)	(373)	(1,550)	(1,132)

Interest expense:
Interest on notes payable and secured subordinated notes	39	64	100	222
Accretion of secured subordinated notes	42	173	112	448
Total interest expense	81	237	212	670
Other expenses (income):
Gain on settlement of debt (Note 4)	(57)	-	(57)	-
Provision for impaired investment (Note 3)	544	-	544	-
Total other expenses	487	-	487	-
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(1,044)	$(610)	$(2,249)	$(1,802)
LOSS PER SHARE, BASIC AND DILUTED	$(0.006)	$(0.004)	$(0.014)	$(0.013)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	163,388	145,883	162,151	135,106

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)
	Nine Months Ended September 30,
	2010	2009

DEFICIT, BEGINNING OF PERIOD	$(116,021)	$(113,612)
LOSS FOR THE PERIOD	(2,249)	(1,802)
DEFICIT, END OF PERIOD	$(118,270)	$(115,414)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian dollars) (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(1,044)	$(610)	$(2,249)	$(1,802)
Items not affecting cash:
Stock-based compensation	81	5	240	92
Depreciation	5	7	16	23
Accretion of secured subordinated notes	42	173	112	448
Gain on settlement of debt	(57)	-	(57)	-
Provision for impaired investment	544	-	544	-
	(429)	(425)	(1,394)	(1,239)
Changes in non-cash operating working capital (Note 13)	139	(77)	612	(125)
	(290)	(502)	(782)	(1,364)
INVESTING
Purchase of capital assets	-	(18)	-	(25)
	-	(18)	-	(25)
FINANCING
Repayment of notes payable (Note 4)	(108)	(1)	(108)	(232)
Proceeds from issuance of notes payable (Note 4)	102	-	254	-
Warrants exercised (Note 8 (b))	27	-	170	1,320
Issuance of common shares and warrants (Note 6 (d))	383	495	383	495
Share issuance costs (Note 6 (d))	(129)	-	(129)	-
Options exercised (Note 9 (d))	-	-	4	7
	275	494	574	1,590
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(15)	(26)	(208)	201
CASH, BEGINNING OF PERIOD	33	687	226	460
CASH, END OF PERIOD	$18	$661	$18	$661

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$19	$30	$29	$117

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES -See Note 13

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.  The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the two years ended December 31, 2009, except as described below.

Adoption of New Accounting Policies

Multiple Deliverable Revenue Arrangements
In December 2009, the Canadian Institute of Chartered Accountants (CICA) issued Emerging Issues Committee (EIC) 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence (VSOE) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The Company adopted EIC 175 prospectively effective January 1, 2010.

The Company is required to determine the appropriate accounting under EIC 175, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes.  In the past, for arrangements involving multiple elements, the Company allocated revenue to each component based on VSOE of the fair value of each element.  Effective January 1, 2010, the Company has allocated revenue using the relative selling price method of the separate units of accounting.  The multiple elements in an arrangement typically might include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings as described in Note 3 of the Company's Annual Financial Statements for 2009.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by VSOE or third-party evidence of selling price, and if both are not available, estimated selling prices is used.  The allocated portion of the arrangement which is undelivered is then deferred.

The Company's revenue arrangements may contain multiple elements; however, the adoption of the new EIC 175 did not have a material impact on the Company's financial statements.

5

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

New Accounting Pronouncements Yet To Be Adopted

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011.  The Company will assess the impact of the new standards on its unaudited interim consolidated financial statements when it completes a business combination.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  Management has not yet finalized its determination of the impact of these differences on the consolidated financial statements.

2.	GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  As at September 30, 2010, the Company has a working capital deficiency of $1,021,000 and has a deficit of $118,270,000.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2009.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

The continued existence beyond September 30, 2010 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.	INVESTMENT IN SOUTHCORE

During 2009, the Company entered into a strategic partnership with the Pan Pacific Group International Ltd. (“Pan Pacific”) through the shared ownership of Southcore Technologies Ltd. (“Southcore”).  Northcore issued 7,500,000 common shares from treasury to Pan Pacific in exchange for a 40 percent interest in Southcore.  The shares are to be delivered in two tranches of 3,750,000 shares each.  The first tranche was delivered on the closing date of the transaction on June 24, 2009.  The second tranche shall be delivered upon the achievement of certain performance criteria.

The investment is recorded using the equity method of accounting.  The fair value of the first tranche in the amount of $544,000 was calculated as 3,750,000 shares multiplied by the closing trading price of the Company’s common shares on the Toronto Stock Exchange immediately preceding the closing date.  The contingent 3,750,000 shares will be issued to Pan Pacific and recorded as an addition to the investment upon the satisfaction of performance criteria as specified in the agreement.  The performance criteria have not been achieved at September 30, 2010.  There were no significant operations in Southcore or gain or loss from equity investment recorded during the period from inception to September 30, 2010.  During the quarter ended September 30, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.

4.	NOTES PAYABLE

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000.  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director and officer of the Company.  The notes payable matured on December 31, 2009 and were secured as per the Series H security terms; however, the final installment has not been remitted and the Company is currently in negotiation with the note holders over the timing of the final settlement amount.

7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

During the quarter ended September 30, 2010, the Company repaid $nil (September 30, 2009 - $1,000) and accrued interest in the amount of $nil (September 30, 2009 - $1,000).  During the nine months ended September 30, 2010, the Company repaid $nil (September 30, 2009 - $79,000) and accrued interest in the amount of $2,000 (September 30, 2009 - $5,000).  The balance outstanding as at September 30, 2010 is $32,000 (December 31, 2009 - $30,000).

b)
During the quarter ended March 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000.  The notes payable matured on December 31, 2009 and were secured as per the Series G security terms.

During the quarter ended September 30, 2010, the Company reached a settlement agreement with the Series G debt holders by paying $86,000 in full settlement of the outstanding balance of $143,000 currently recorded in the books of the Company.  As a result of this transaction, the Company recorded a gain on debt settlement of notes payable of $57,000 during the quarter ended September 30, 2010.

c)
During the quarter and nine month periods ended September 30, 2010, the Company received operating loans from private investors in the amount of $102,000 and $254,000, respectively.  The loans are unsecured, bear interest at 12 percent and are due on demand.

During the quarter ended September 30, 2010, the Company repaid $22,000 and accrued interest in the amount of $6,000.  During the nine months ended September 30, 2010, the Company repaid $22,000 and accrued interest in the amount of $7,000.  The balance outstanding as at September 30, 2010 is $239,000.

5.	SECURED SUBORDINATED NOTES

a)	The following summarizes the face and carrying values of the secured subordinated notes.

Secured Subordinated Notes	September 30, 2010		December 31, 2009
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Series N	$600	$375	$600	$289
Series L	360	137	505	157
Closing balance	$960	$512	$1,105	$446
Current portion of notes	$-	$-	$-	$-
Long-term portion of notes	$960	$512	$1,105	$446

b)
During the quarter ended March 31, 2010, $145,000 (face value) of the Series L notes (book value of $46,000) were converted into 1,450,000 equity units, represented by 1,450,000 common shares valued at $61,000 and 1,450,000 warrants valued at $51,000.

8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

c)	As at September 30, 2010, accrued liabilities include $48,000 (December 31, 2009 - $53,000) of unpaid interest payable relating to the secured subordinated notes.

d)	The following summarizes the change in the face and carrying values of the liability and the equity components of the secured subordinated notes.

Secured Subordinated Notes (Liability Component)	Face Value	Carrying Value
	(in thousands)
Opening balance - January 1, 2010	$1,105	$446
Accreted (non-cash) interest	-	112
Conversion of notes:
Series L (Note 5 (b))	(145)	(46)
Closing balance - September 30, 2010	$960	$512

Conversion Features on Secured Subordinated Notes Including Conversion Feature of Attached Warrants	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance - January 1, 2010	22,100	$779
Conversion of notes:
Series L (Note 5 (b))	(2,900)	(112)
Closing balance - September 30, 2010	19,200	$667

6.	SHARE CAPITAL

a)	Authorized
Unlimited number of common shares
Unlimited number of preference shares - issuable in series

b)	Outstanding Common Shares

	Number	Amount
(in thousands of shares and dollars)
Opening balance - January 1, 2010	159,353	$110,238
Conversion of notes (Note 5 (b))	1,450	107
Payment of interest (Note 6 (c))	232	48
Warrants exercised (Note 8 (b))	1,083	209
Stock options exercised (Note 9 (d))	45	7
Equity line (Note 6 (d))	2,191	(308)
Closing balance - September 30, 2010	164,354	$110,301

9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

c)	Payment of Interest
During the quarter ended September 30, 2010, accrued interest in the amount of $nil (September 30, 2009 - $40,000) relating to Series K and L was settled through the issuance of nil (September 30, 2009 - 247,000) common shares based on an average fair value of $nil (September 30, 2009 - $0.16) per share.

During the nine months ended September 30, 2010, accrued interest in the amount of $48,000 (September 30, 2009 - $166,000) relating to Series L (September 30, 2009 - Series K and L) was settled through the issuance of 232,000 (September 30, 2009 - 973,000) common shares based on an average fair value of $0.21 (September 30, 2009 - $0.17) per share.

d)	Equity Line
On June 16, 2010, the Company entered into an agreement with GEM Global Yield Fund Limited (“GEM”) for a $6,000,000 equity line of credit.  The Company will control the timing and maximum amount of any draw downs under this facility, and has the right, not the obligation, to draw down on available funds by requiring GEM to subscribe for the Company’s common shares at a 10 percent discount to the average closing price of the Company’s common shares over a 15 day trading period following the draw down notice date, provided that the Company’s share price during the notice period is greater than the floor price of $0.17 per share as defined in the agreement.  GEM will hold freely trading shares of the Company through a share lending facility provided by a current shareholder.  As part of the equity credit line transaction, the Company has agreed to issue 6,000,000 warrants to GEM. The warrants are exercisable for a period of three years from the closing notice date at an exercise price of $0.27 per share.  The warrants are not issuable until the first draw down of funds have occurred.

In connection with the equity line of credit, Northcore incurred direct transaction costs totaling $129,000, which consisted primarily of management fees owing to a party related to GEM and legal fees.  Any other transaction costs, which do not directly relate to the issuance of shares, are expensed in general and administrative expenses as incurred.

On August 9, 2010, the Company closed an equity transaction with GEM, securing gross proceeds of $383,000 and net cash proceeds of $300,000 after deducting legal fees and one half of the commitment fee of $90,000.  In connection with the transaction, the Company issued 2,191,000 common shares and 6,000,000 share-purchase warrants with an exercise price of $0.27 and an expiry date of August 9, 2013.

The Company determined the fair value of the warrants at the issued date using the Cox-Rubinstein binomial valuation model.  As a result of the transaction, the Company recorded $562,000 to Warrants, with an offsetting reduction to Share Capital.  In addition, the deferred transaction costs in the amount of $129,000 were recorded as a corporate transaction cost and a reduction to Share Capital.

10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

7.	CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

(in thousands)

Opening balance - January 1, 2010	$3,071
Allocation of recorded value of expired warrants (Note 7 (b))	391
Closing balance - September 30, 2010	$3,462

b)	During the quarter ended September 30, 2010, $391,000 was allocated from Warrants to Contributed Surplus for expired warrants (See Note 8 (c)).

8.	WARRANTS

a)	The following table summarizes the transactions relating to outstanding warrants.

	Number	Amount
	(in thousands of warrants and dollars)

Opening balance - January 1, 2010	10,249	$492
Conversion of notes (Note 5 (b))	1,450	51
Warrants issued in connection with the equity line (Note 6 (d))	6,000	562
Warrants exercised (Note 8 (b))	(1,083)	(39)
Warrants expired (Note 8 (c))	(8,614)	(391)
Closing balance - September 30, 2010	8,002	$675

b)	Warrants Exercised
During the quarter ended March 31, 2010, Series L note holders exercised 950,000 common share-purchase warrants (book value of $34,000) for total proceeds of $143,000.

During the quarter ended September 30, 2010, Series I note holders exercised 133,000 common share-purchase warrants (book value of $5,000) for total proceeds of $27,000.

c)	Warrants Expired
During the quarter ended September 30, 2010, 8,614,000 Series I warrants (book value of $391,000) expired unexercised and were accordingly cancelled.

11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

9.	STOCK OPTIONS

a)
As at September 30, 2010, 8,346,000 stock options were outstanding to employees and directors of which 6,076,000 options were exercisable.  As at December 31, 2009, 5,036,000 stock options were outstanding to employees and directors, of which 4,466,000 options were exercisable.

b)
On March 30, 2010, the Company granted 4,015,000 stock options to employees and directors of the Company.  The options have an exercise price of $0.20 and an expiry date of March 29, 2015.  The grant date fair value of $0.12 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 84 percent, a risk free interest rate of three percent, a maturity of five years and a dividend yield of nil.  The options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2010.

c)
The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three months ended September 30, 2010 and September 30, 2009, the stock-based compensation expense was $81,000 and $5,000, respectively.   For the nine month periods ended September 30, 2010 and September 30, 2009, the stock-based compensation expense was $240,000 and $92,000, respectively.

d)
During the quarter ended June 30, 2010, total proceeds of $4,000 were realized from the exercise of 45,000 stock options at an exercise price of $0.10.  In addition, $3,000 was reclassified to Share Capital from Stock Options.

10.	REVENUES

Revenues are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(in thousands)
Services	$61	$153	$226	$341
Hosting fees	79	73	207	226
Royalty fees	-	(13)	11	13
	$140	$213	$444	$580

12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

11.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	September 30, 2010	December 31, 2009
	(in thousands)
Current assets	$3	$60
Current liabilities	-	(26)
Net investment	$3	$34

	Three Months Ended September 30,		Nine Months Ended September 30,
Consolidated Statements of Operations	2010	2009	2010	2009
	(in thousands)
Operating revenue	$8	$9	$37	$35
Operating expenses	(4)	-	(5)	(45)
Net income (loss)	$4	$9	$32	$(10)

	Three Months Ended September 30,		Nine Months Ended September 30,
Consolidated Statements of Cash Flows	2010	2009	2010	2009
	(in thousands)
Operating activities	$(4)	$7	$(12)	$7
Investing activities	-	-	-	-
Financing activities	-	-	-	-
Net cash inflow (outflow)	$(4)	$7	$(12)	$7

12.	FINANCIAL RISK FACTORS

a)	Financial Risk Factors

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

For the quarter ended September 30, 2010, two customers accounted for 71 and 11 percent, respectively (September 30, 2009 - two customers accounted for 58 percent and 41 percent, respectively) of total revenues.  As at September 30, 2010, one customer accounted for 52 percent (December 31, 2009 - four customers accounted for 33 percent, 22 percent, 21 percent and 16 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	September 30, 2010	December 31, 2009
	(in thousands)
Current	$56	$102
Past due (61-120 days)	23	91
Past due (> 120 days)	5	60
	$84	$253

The allowance for doubtful accounts recorded as at September 30, 2010 was $nil (December 31, 2009 - $nil).

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as noted in Going Concern (Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

13.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(in thousands)
Accounts receivable	$7	$(67)	$169	$58
Deposits and prepaid expenses	4	6	(4)	(18)
Accounts payable	64	(25)	202	(278)
Accrued liabilities	117	51	213	43
Deferred revenue	(53)	(42)	32	70
	$139	$(77)	$612	$(125)

14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
(in Canadian dollars) (Unaudited)

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(in thousands)
Issuance of common shares in settlement of interest payment (Note 6 (c))	$-	$40	$48	$166
Issuance of Series K Extension subordinated notes to refinance Series K subordinated notes	-	-	-	1,020

14.	SUBSEQUENT EVENT

On October 28, 2010, the Company closed a loan securing net proceeds of $440,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by certain shareholders of the Company.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2010 AND 2009

(AMOUNTS IN CANADIAN DOLLARS)

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Our integrated software solutions and support services are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions.  Together, the companies work with leading organizations around the world to help them liberate more capital from their assets.

Northcore also owns a 40 percent interest in Southcore Technologies Ltd. (“Southcore”), a strategic partnership with the Pan Pacific Group International Ltd. (“Pan Pacific”).   During the quarter ended September 30, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the Over-the-Counter (OTC) Bulletin Board (OTCBB: NTLNF).

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.  Unless otherwise indicated, all disclosures in this management discussion and analysis are presented in accordance with such principles and currency.

DEVELOPMENTS IN THE THIRD QUARTER OF 2010

Northcore accomplished the following activities in the period:

•	Entered into an agreement with Xstrata Corporation to deliver a customized Asset Seller solution for the disposition of surplus mining assets;
•	Initiated the large scale roll out of the NACCO Materials Handling Group (“NMHG”) remarketing platform to the Yale and Hyster dealer community;
•	Entered into a collaborative sales and marketing agreement with Revere Corporation where both parties can now serve their customers with a broader product offering;
•	Deployed key enhancements to Asset Seller, the Company’s core sales platform that powers high profile remarketing sites such as GEasset.com; and
•
Closed an equity transaction with GEM Global Yield Fund Limited securing net cash proceeds of $300,000.  As a result of the transaction, Northcore issued 2,191,000 common shares for the first tranche draw and 6,000,000 share-purchase warrants at an exercise price of $0.27 and an expiry date of August 9, 2013 to finalize the availability of the committed $6,000,000 equity line of credit with GEM.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the OTC Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

RESULTS OF OPERATIONS

Comparison of the Quarters Ended September 30, 2010 and September 30, 2009

The following commentary compares the unaudited consolidated financial results for the three month periods ended September 30, 2010 and September 30, 2009 and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Our loss for the third quarter of 2010 was $1,044,000, or $0.006 per share, compared to a loss of $610,000, or $0.004 per share for the same quarter of 2009.  The increase in loss of $434,000 or 71 percent was mainly due to a provision for impaired investment in Southcore of $544,000, a decrease in revenues of $73,000 and an increase in operating expenses of $30,000, partially offset by a decrease in interest expense of $156,000 and a gain on settlement of debt of $57,000.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues for the third quarter of 2010 decreased by $73,000 or 34 percent, to $140,000 as compared to the $213,000 reported for the third quarter of 2009.  The decrease in revenues was attributed to a decrease in services revenues, partially offset by an increase in hosting revenue as a result of the Xstrata contract signed during the quarter.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses decreased by $13,000 or four percent, to $315,000 for the quarter ended September 30, 2010, compared to $328,000 for the quarter ended September 30, 2009.  A reduction in professional fees contributed to the savings as compared to the same period of last year.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended September 30, 2010, these costs amounted to $174,000 compared with $191,000 for the third quarter of 2009, a decrease of $17,000 or nine percent.  The decrease in costs was due primarily to a reduction in staffing levels compared to the same period of 2009.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended September 30, 2010 sales and marketing costs amounted to $41,000, compared with $55,000 in the same period of 2009, a decrease of $14,000 or 25 percent.  The reduction in marketing and business development activities contributed to the savings during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

Stock-based Compensation:  For the quarter ended September 30, 2010, stock-based compensation expense amounted to $81,000, representing an increase of $76,000 over the $5,000 recorded in the same period of 2009.  The increase was due to the vesting of stock options, which were higher in the third quarter of 2010 due to the higher number of stock options granted, particularly in the first quarter of 2010.

Depreciation: Depreciation expense for the quarter ended September 30, 2010 was $5,000, consistent with the $7,000 recorded in the same period of 2009.

Interest Expense:  Interest expense was $81,000 for the quarter ended September 30, 2010, compared to $237,000 for the same quarter of 2009.  The reduction in interest expense was due to the full conversions of the principal amounts of the Series I, J, K and M secured subordinated notes during 2009.  Interest expense for 2010 included a cash interest expense of $39,000 and a non-cash interest expense of $42,000 related to the accretion of Series L and N secured subordinated notes.  Interest expense for 2009 included a cash interest expense of $64,000 and a non-cash interest expense of $173,000 related to the Series I, J, K, L, M and N secured subordinated notes.

Other Expenses:  Other expenses amounted to $487,000 for the quarter ended September 30, 2010, compared to $nil for the same period of 2009.  Other expenses in 2010 are comprised of a provision for impaired investment in Southcore Technologies, partially offset by a gain on debt settlement of $57,000 with the Series G debt holders.  During the quarter ended September 30, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $290,000 for the third quarter of 2010, as compared to cash outflows of $502,000 for the same period of 2009.  The improvement in operating cash outflows was a result of the change in non-cash operating working capital as detailed in Note 13 of the unaudited interim consolidated financial statements.

Cash Flows from Investing Activities:  There were no investing activities during the third quarter of 2010, as compared to cash outflows of $18,000 for the same period of 2009.  Cash outflows from investing activities in 2009 were the result of acquisition of new capital assets.

Cash Flows from Financing Activities:  Financing activities generated cash inflows of $275,000 for the quarter ended September 30, 2010, as compared to cash inflows of $494,000 for the same period of 2009.  Cash inflows during the quarter were realized from the issuance of common shares of $383,000, issuance of notes payable of $102,000, and the exercise of warrants for $27,000, partially offset by the repayment of notes payable of $108,000 and cash paid for share issuance of $129,000.  Cash inflows during the third quarter of 2009 were realized from an equity private placement that generated proceeds of $495,000, partially offset by the repayment of notes payable of $1,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

Comparison of the Nine Month Periods Ended September 30, 2010 and September 30, 2009

The following commentary compares the unaudited consolidated financial results for the nine month periods ended September 30, 2010 and September 30, 2009 and analyzes significant changes in the consolidated statements of operations and comprehensive income and consolidated statements of cash flows.

Overview:  The year-to-date loss for 2010 was $2,249,000, a loss of $0.014 per share, compared to a loss of $1,802,000 or $0.013 per share for the same period of 2009.  The increase in loss of $447,000 or 25 percent was mainly due to a provision for impaired investment in Southcore of $544,000, a decrease in revenues of $136,000 and an increase in operating expenses of $282,000, partially offset by a decrease in interest expense of $458,000 and a gain on settlement of debt of $57,000.

Revenues: Year-to-date revenues decreased by $136,000 or 23 percent, to $444,000 for the first nine months of 2010, from $580,000 for the same period of 2009.  The decrease in revenues was attributed to foreign exchange differences, the decline in royalty fees and delays in services revenues.  As the majority of our revenues are billed in U.S. dollars, the appreciation of the Canadian dollar against the U.S. dollar by almost 20 percent translated into a decline in application hosting fees compared to prior year, even though the number of applications hosted have increased from 2009.  The decrease in services revenue was due to customer delays in the start of consulting and development projects.  The decline in royalty fees resulted from lower billings by ADB Systemer AS during the period.  In addition, the royalty fees agreement with ADB Systemer AS expired as at June 30, 2010.

General and Administrative:  General and administrative expenses increased by $128,000 or 14 percent, to $1,055,000 for the nine month period ending September 30, 2010 from $927,000 for the same period in 2009.  In the quarter ended June 30, 2009, the Company settled past debts with a creditor for $240,000 less than the amounts previously recorded. Adjusting for prior year’s non-recurring reduction in expenses, general and administrative expenses for the nine months ended September 30, 2010 were $112,000 lower than the same period of 2009.  The reduction in professional fees and bad debt expense contributed to the savings, partially offset by increase in foreign exchange loss and travel related costs.

Customer Service and Technology:  Customer service and technology expenses amounted to $550,000 for the nine months ended September 30, 2010, consistent with $545,000 for the same period of 2009.

Sales and Marketing:  Sales and marketing expenses increased by $8,000 or six percent, to $133,000 for the nine months ended September 30, 2010, compared to $125,000 for the same period of 2009.  The addition of a new sales leader during the second quarter of 2009 attributed to the increase in expenses compared to the same period of 2009.

Stock-based Compensation:  For the nine months ended September 30, 2010, stock-based compensation amounted to $240,000, compared to $92,000 in the same period of 2009, an increase of $148,000.  The increase was associated with the expense associated with the higher number of options granted during the first quarter of 2010.

Depreciation: Depreciation expense for the nine months ended September 30, 2010 was $16,000, which is $7,000 or 50 percent lower than the $23,000 recorded in the same period of 2009.  The Company has not acquired new capital expenditures in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

Interest Expense:  Interest expense was $212,000 for the nine months ended September 30, 2010, compared to $670,000 for the same period of 2009.  The decrease in interest expense was due to the full conversions of the principal amounts of the Series I, J, K and M secured subordinated notes during 2009.  The interest expense for 2010 included a cash interest expense of $100,000 and a non-cash accretion interest expense of $112,000 related to the Series L and N secured subordinated notes.  The interest expense for 2009 included a cash interest expense of $222,000 and a non-cash interest expense of $448,000 related to the accretion of Series I, J, K, L, M and N secured subordinated notes.

Other Expenses:  Other expenses amounted to $487,000 for the nine months ended September 30, 2010, compared to $nil for the same period of 2009.  Other expenses in 2010 are comprised of a provision for impaired investment in Southcore Technologies, partially offset by a gain on debt settlement of $57,000 with the Series G debt holders.  During the quarter ended September 30, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $782,000 for the nine months ended September 30, 2010, compared to cash outflows of $1,364,000 in the same period of 2009.  The improvement in operating cash outflows was a result of the change in non-cash operating working capital as detailed in Note 13 of the unaudited interim consolidated financial statements.

Cash Flows from Investing Activities:  There were no investing activities during the nine months ended September 30, 2010, as compared to cash outflows of $25,000 for the same period of 2009.  Cash outflows from investing activities in 2009 were the result of acquisition of new capital assets.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $574,000 for the nine months ended September 30, 2010, as compared to cash inflows of $1,590,000 for the same period of 2009.  Cash inflows during the year were realized from the issuance of common shares of $383,000, issuance of notes payable of $254,000, the exercise of warrants and options for $170,000 and $4,000, respectively, partially offset by the repayment of notes payable of $108,000 and cash paid for share issuance of $129,000.  Financing activities during 2009 was a result of the issuance of equity units for $495,000 and the exercise of warrants and options for proceeds of $1,320,000 and $7,000, respectively, partially offset by the repayment of notes payable of $232,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008
	(in thousands of Canadian dollars, except per share amounts)

Revenues	$140	$132	$172	$179	$213	$208	$159	$177
Operating expenses:
General and administrative	315	352	388	342	328	159	440	305
Customer service and technology	174	184	192	193	191	180	174	171
Sales and marketing	41	41	51	56	55	53	17	16
Stock-based compensation	81	74	85	91	5	39	48	15
Depreciation	5	5	6	6	7	8	8	7
Total operating expenses	616	656	722	688	586	439	687	514
Loss before the under-noted	(476)	(524)	(550)	(509)	(373)	(231)	(528)	(337)
Interest expense:
Interest on notes payable and secured subordinated notes	39	32	29	38	64	63	95	94
Accretion of secured subordinated notes	42	37	33	60	173	139	136	121
Total interest expense	81	69	62	98	237	202	231	215
Other expenses (income):
Gain on settlement of debt	(57)	-	-	-	-	-	-	-
Provision for impaired investment	544	-	-	-	-	-	-	-
Total other expenses	487	-	-	-	-	-	-	-
Loss and comprehensive loss for the period	$(1,044)	$(593)	$(612)	$(607)	$(610)	$(433)	$(759)	$(552)
Loss per share - basic and diluted	$(0.006)	$(0.004)	$(0.004)	$(0.004)	$(0.004)	$(0.003)	$(0.006)	$(0.005)

RELATED PARTY TRANSACTIONS

There were no related party transactions during the three and nine month periods ended September 30, 2010 and 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $96 million from debt and equity financing and has realized $25.8 million in gains on investment disposals. The Company has not earned profits to date and at September 30, 2010, has an accumulated deficit of $118.3 million.  The Company expects to incur losses further into 2010 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $141,000 were exceeded by current liabilities (excluding deferred revenue) of $1,103,000 at the end of the third quarter of 2010 by $962,000.  Current assets of $167,000 were exceeded by current liabilities (excluding deferred revenue) of $1,101,000 at the end of the second quarter of 2010 by $934,000.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash decreased by $15,000 to $18,000 as at September 30, 2010 from $33,000 as at June 30, 2010.  This decrease in cash was the result of the activities described in the Results From Operations section above.

On June 16, 2010, the Company entered into an agreement with GEM Global Yield Fund Limited (“GEM”) for a $6,000,000 equity line of credit.  The Company will control the timing and maximum amount of any draw downs under this facility, and has the right, not the obligation, to draw down on available funds by requiring GEM to subscribe for the Company’s common shares at a 10 percent discount to the average closing price of the Company’s common shares over a 15 day trading period following the draw down notice date, provided that the Company’s share price during the notice period is greater than the floor price of $0.17 per share as defined in the agreement.  GEM will hold freely trading shares of the Company through a share lending facility provided by a current shareholder.  As part of the equity credit line transaction, the Company was required to issue 6,000,000 warrants to GEM. The warrants are exercisable for a period of three years from the closing notice date at an exercise price of $0.27 per share.  The warrants are not issuable until the first draw down of funds have occurred.

On August 9, 2010, the Company closed an equity transaction with GEM, securing gross proceeds of $383,000 and net cash proceeds of $300,000 after deducting legal fees and one half of the commitment fee of $90,000.  In connection with the transaction, the Company issued 2,191,000 common shares and 6,000,000 share-purchase warrants with an exercise price of $0.27 and an expiry date of August 9, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

On October 28, 2010, the Company closed a loan transaction securing net proceeds of $440,000.  The loan bears interest at 18.75 percent, matures in six months from the closing date and is secured by a general security agreement and common shares pledged by shareholders of the Company

CONTRACTUAL OBLIGATIONS

As at September 30, 2010, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2010	2011	2012	2013	2014
	(in thousands)

Operating leases	$637	$39	$156	$156	$156	$130
License agreements	253	44	44	55	55	55
Notes payable	271	271	-	-	-	-
Secured subordinated notes - principal repayment	960	-	600	-	360	-
Secured subordinated notes - interest payment	183	15	60	-	108	-
	$2,304	$369	$860	$211	$679	$185

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2009.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern although certain adverse conditions and events casts substantial doubt upon the validity of this assumption.  If the going concern assumption were not appropriate, adjustments would be necessary to the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

The continued existence beyond September 30, 2010 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures.  We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2009.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”). The Company also considers the provisions of the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) 141 and CICA EIC 175 (which superceded EIC 142), which is analogous to ASC 985-605, in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

ADOPTION OF NEW ACCOUNTING POLICIES

Multiple Deliverable Revenue Arrangements
In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables.  This abstract was amended to (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have VSOE or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.

The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  The Company adopted EIC 175 prospectively effective January 1, 2010.

The Company is still required to determine the appropriate accounting under EIC 175, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes.  In the past, for arrangements involving multiple elements, the Company allocated revenue to each component based on VSOE of the fair value of each element.  Effective January 1, 2010, the Company has allocated revenue using the relative selling price method of the separate units of accounting.  The multiple elements in an arrangement typically might include one or more of the following: software, application development, maintenance, hosting, and/or other professional service offerings as described in Note 3 of the Company's Annual Financial Statements for 2009.  The Company allocates the arrangement fee, in a multiple element transaction, to the separate elements based on their relative selling prices, as indicated by VSOE or third-party evidence of selling price, and if both are not available, estimated selling prices is used. The allocated portion of the arrangement which is undelivered is then deferred.

The Company's revenue arrangements may contain multiple elements; however, the adoption of the new EIC 175 did not have a material impact on the Company's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS YET TO BE ADOPTED

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests. Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will assess the impact of the new standards on its unaudited interim consolidated financial statements when it completes a business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

International Financial Reporting Standards (IFRS)
In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.
In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has commenced the process to transition from current Canadian GAAP to IFRS.  It has established a project team that is led by finance management and will include representatives from various areas of the Company as necessary to plan for and achieve a smooth transition to IFRS.  Regular progress reporting to the Audit Committee of the Board of Directors on the status of the IFRS implementation project has been instituted.

The implementation of IFRS consists of three primary phases, which in certain cases will be in process concurrently as IFRSs are applied to specific areas from start to finish:

•	Initial Assessment and Scoping Phase
This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS.  As a result of these procedures, the potential affected areas are ranked as high, medium or low priority.

•	Impact Analysis, Evaluation and Design Phase
This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content.

•	Implementation and Review Phase
This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance group and other staff, as necessary.

The Company completed the initial assessment and scoping phase in December 2009 and, is now in the impact analysis, evaluation and design phase.  The Company’s preliminary analysis of IFRS and comparison with Canadian GAAP has identified certain differences.  Most of the differences identified will not have a material impact on the reported results and financial position.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening deficit on the first comparative balance sheet based on standards applicable at that time.  Transitional adjustments relating to those standards where comparative figures are not required to be restated and are applied prospectively will only be made as of the first day of the year of adoption.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

First-Time Adoption of IFRS
The Company’s adoption of IFRS will require the application of IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does require certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  The Company has elected to apply the below optional exemption available under IFRS 1.

•	Compound Financial Instruments
IAS 32, Financial Instruments - Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components.  If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity.  The first portion is in retained earnings and represents the cumulative interest accreted on the liability component.  The other portion represents the original equity component.  However, under IFRS 1, a first time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

Expected Areas of Significance
The key areas where the Company expects accounting policies may differ and where accounting decisions are necessary that may impact the Company’s consolidated financial statements are set out below.  The list and comments below should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas the Company believes to be most significant, however, analysis of changes is still in process and not all decisions have been made where choices of accounting policies are available.  The differences described below are those existing based on Canadian GAAP and IFRS today.  At this stage, the Company has not quantified the impacts expected on its consolidated financial statements for these differences.

•	Joint Venture
The Company has a 50 percent interest in GE Asset Manager, LLC, a joint business venture with GE Capital Corporation.  Under Canadian GAAP, the Company proportionately consolidates its 50 percent interest in the joint venture in the consolidated financial statements.  Under current IFRS, IAS 31, Interests in Joint Ventures, a choice can be made between the proportionate consolidation and equity methods.  Proposed changes to IFRS as outlined in Exposure Draft 9, Joint Arrangements, would eliminate the choice and would require the equity method.

•	Share-based Payments
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options expire five years from the date of the grant.  Under Canadian GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period. Under IFRS 2, Share-based Payments, the fair value of each tranche of the award is considered to be a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period.  Accordingly, this will result in each grant being recognized in income at a faster rate than under Canadian GAAP.

•	Impairments
Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carried value.  Under IFRS, IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carried value.  Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2010 and 2009
Dated: November 10, 2010

Management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. However, as part of Company’s IFRS implementation plan, the Company will continue to review the impact on its business activities, its disclosure and internal controls over financial reporting and its financial reporting systems.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, the Company’s management, including the Chief Executive Officer and the Corporate Controller, concluded that, as of that date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in our corporate filings is recorded, processed, summarized and reported within the required time periods.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no changes in the Company's internal controls over financial reporting since the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

CORPORATE DIRECTORY – SEPTEMBER 30, 2010

DIRECTORS

T. Christopher Bulger (1), (2), (3)
CFA, MBA
Chairman of the Board

Duncan Copeland
DBA
Chief Executive Officer

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
PhD, FCA, MBA
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1)Member of the Audit Committee
(2)Member of the Management Resources and Compensation Committee
(3)Member of the Corporate Governance Committee

CORPORATE OFFICE Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 1 888 287 7467 AUDITORS KPMG LLP Toronto, Ontario, Canada
SHARES OUTSTANDING

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